August 4, 2014

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re: Mack-Cali Realty Corporation

Form 10-K for the year ended December 31, 2013

Filed on March 3, 2014

File No. 001-13274

Mack-Cali Realty, L.P.

Form 10-K for the year ended December 31, 2013

Filed on March 3, 2014

File No. 333-57103

Dear Mr. Telewicz:

On behalf of Mack-Cali Realty, L.P., (the “Operating Partnership”), and its general partner, Mack-Cali Realty Corporation (the “Corporation,” and together with the Operating Partnership, the “Registrants”), and in connection with the Annual Reports on Form 10-K for the year ended December 31, 2013 and the Quarterly Reports on Form 10-Q for the quarter ended June 30, 2014 of the Registrants (collectively, the “Reports”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 30, 2014 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Registrants’ response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Reports.

Form 10-K for the year ended December 31, 2013 for Mack-Cali Realty Corporation

Financial Statements

Notes to Consolidated Financial Statements, page 82

4. Investments in Unconsolidated Joint Ventures, page 96

KPG-P 100 IMW JV, LLC, page 113

1.                                      We note your response to our prior comment 4b. It appears that you own a majority interest in KPG-MCG, which owns a majority interest in KPG-P and that your consent is required for all major decisions. Please tell us how you resolve disagreements involving major decisions. This comment also applies to Mack-Cali Realty, L.P.

Response:                                        If the members of KPG-MCG and KPG-P fail to approve any action requiring the consent of all members and are unable to reach agreement on an appropriate course of action, a member may elect to exercise a customary buy/sell provision, except for certain major decisions for KPG-P. Those decisions relate to the acquisition of assets outside of the ordinary course of business or any additional real property, the entity’s purpose, the formation of subsidiaries, admitting new members, or any merger or consolidation with or into another entity.  As to those decisions,  there is no specific mechanism for the resolution of disputes between the members. Ordinarily, such dispute resolution would necessitate expedited dispute resolution mechanisms (arbitration; mediation; etc.) between the members.

Form 10-Q for the quarterly period ended June 30, 2014 for Mack-Cali Realty Corporation

Financial Statements

Notes to Consolidated Financial Statements, page 8

4. Investments in Unconsolidated Joint Ventures, page 17

Recent Transactions, page 22

Harborside Unit A Urban Renewal, L.L.C., page 22

2.                                      We note you hold an 85% interest in URL-Harborside and you share control over major decisions. Please address the following:

a.                                      In light of your expectation to fund approximately $88 million of development costs, please tell us if you determined this entity is a variable interest entity. Please reference the authoritative accounting literature management relied upon in making that determination.

b.                                      To the extent you determined this entity is a variable interest entity, please tell us how you determined you were not the primary beneficiary.

c.                                       To the extent you determined this entity is not a variable interest entity, please tell us how you determined it was not necessary to consolidate this entity. Your response should include, but not necessary be limited to, how you resolve disagreements involving major decisions.

This comment also applies to Mack-Cali Realty, L.P.

Response:                                       Pursuant to a developer agreement entered into in December 2011 (“Developer Agreement”), on May 21, 2014, the Registrants entered into a joint venture agreement with Ironstate Harborside-A LLC (“ISA”) to form Harborside Unit A Urban Renewal, L.L.C. (“URL-Harborside”), a newly-formed joint venture that will develop, own and operate a high-rise tower of approximately 763 multi-family apartment units above a parking pedestal to be located on land contributed by the Registrants at their Harborside complex in Jersey City, New Jersey (the “URL Project”).   When the Registrants originally entered into the Developer Agreement, they had not yet acquired Roseland (its multi-family residential subsidiary), which closed in October 2012.   ISA had more experience with the development of multi-family residential projects than the Registrants, which allowed the joint venture to leverage that experience in the development of the venture’s sole project.

Pursuant to ASC 810, Management evaluated URL-Harborside to determine if it meets the criteria of a variable interest entity (“VIE”).  In performing this evaluation, Management observed that the joint venture was formed to develop and operate a high-rise multi-family residential tower, as is common in development joint ventures in order to pay for the development costs and expected operating losses during lease up, the venture equity members would be required to continue to contribute to the entity throughout the construction and lease-up periods.  As a result, Management determined that the joint venture’s equity investors lacked one of the essential characteristics to conclude that the venture was not a variable interest entity. Specifically, Management determined that the equity at risk in URL-Harborside at formation was insufficient to finance URL-Harborside’s activities without additional subordinated financial support.  Based on this, pursuant to ASC 810, Management concluded that URL-Harborside was a variable interest entity in which the Registrants had variable interests.

Accordingly, Management performed a primary beneficiary analysis, pursuant to ASC 810-10-25-38A, and evaluated the relative rights of each of the members of URL-Harborside, both of which have the obligation to absorb losses and the right to receive benefits from the VIE, pursuant to the operating agreement of the venture (the “URL Agreement”), as follows:

1.                                      ISA is identified as the managing member (the “Manager”), which provides it day-to-day management rights for the joint venture, including the sole right to manage the venture’s operating affairs, to bind the venture in its operating transactions with third parties and to make all operating decisions affecting the venture (These rights are effective during both the construction and operating periods of the URL Project-see also Items 4 & 5 below);

2.                                      ISA could not be removed as Manager of the venture without cause;

3.                                      The Registrants are identified as the accounting member, which provides them with administrative accounting, tax management and bookkeeping duties to maintain the venture’s books of account to support the Manager (This role was primarily established for tax reasons, mostly to ensure the operations of the URL Project do not negatively impact the Registrants’ REIT status);

4.                                      ISA is the designated developer for the URL-Harborside Project, pursuant to the Developer Agreement;

5.                                      ISA will be the post-construction manager; and

6.                                      Rights for actions involving major decisions, as defined in the URL Agreement, are shared equally by both members, including the formulation of the venture’s long-term strategy, including strategic, technical and operational development, as well as the approval of budgets, obtaining venture financings, and material amendments to development/construction plans and schedules, etc.

In regards to resolving disagreements involving major decisions, until certain development milestones are met, there is no specific mechanism for the resolution of disputes between the members of URL-Harborside.  Thereafter, if the members of URL-Harborside fail to approve a major decision requiring the consent of both members and are unable to reach agreement on an appropriate course of action, a member may elect to exercise a customary buy/sell provision, pursuant to the URL Agreement.

Based on Management’s evaluation of the relative rights provided to each of the members of URL-Harborside, as described above, which included the fact that ISA is the Manager and developer for URL-Harborside, Management concluded that ISA has relatively more decision rights than the Registrants. As such, ISA has both the economics and is the primary beneficiary with the power to direct the activities of the VIE.  Therefore, Management concluded that the Registrants would not consolidate URL-Harborside but rather account for its investment on the equity method.

Management also observes that following the construction and lease-up periods, when permanent financing is put in place (i.e. potential reconsideration event), URL-Harborside would likely become a voting interest entity.  As described earlier, as the Registrants are the non-managing member of the joint venture, which is an LLC, Management observes that with these types of characteristics, the Registrants would not expect to consolidate URL-Harborside under the voting interest model.

On behalf of the Corporation and the Operating Partnership, I hereby confirm that the Corporation and the Operating Partnership each acknowledge that:

•                  It is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000.

Very truly yours,

/s/ Anthony Krug
Anthony Krug
Chief Financial Officer